Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

March 5, 2019

Item 3News Release

The news release was disseminated on March 5, 2019 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company has issued a total of 125,081 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with Avricore Health on April 10th, 2018, and amended on September 19th, 2019.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company has issued a total of 125,081 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with Avricore Health on April 10th, 2018, and amended on September 19th, 2019.

The common shares are being issued as a shares for services transaction, and the transaction was accepted by the TSX Venture Exchange as per the bulletins dated June 14, 2018 and November 12, 2018.

The deemed price of 12,242 of the common shares is $0.15, which was calculated by using the volume weighted average closing share price on the last 5 trading days of August 2018.  The deemed price of 16,918 of the common shares is $0.13, which was calculated by using the volume weighted average closing share price on the last 5 trading days of September 2018.  The deemed price of 20,443 of the common shares is $0.15, which was calculated by using the volume weighted average closing share price on the last 5 trading days of October 2018.  The deemed price of 24,541 of the common shares is $0.12, which was calculated by using the volume weighted average closing share price on the last 5 trading days of November 2018.  The deemed price of 37,525 of the common shares is $0.08, which was calculated by using the volume weighted average closing share price on the last 5 trading days of December 2018.  The deemed price of 13,412 of the common shares is $0.09, which was calculated by using the volume weighted average closing share price on the last 5 trading days of January 2019.

The Company confirms that the securities issued have not created a new Control Person of the Issuer.  Please see the Company’s news release dated April 10th, 2018 for more information.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-687-2038

Facsimile:604-687-3141

Item 9Date of Report

March 6, 2019